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                               December 28, 1998


Via EDGAR
---------

Securities and Exchange Commission
Mail Stop 4-9
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Paula Dubberly, Esq.
       Assistant Director
       Division of Corporation Finance



       Re: Withdrawal of AVC Holding Corp. Registration Statement on Form S-4, File No. 333-62393


Ladies and Gentlemen:

        AVC Holding Corp. desires to withdraw its Registration Statement on Form S-4 filed in connection with its proposed exchange offer for the common stock of Advocat Inc. Pursuant to Rule 477 of Regulation C of the General Rules and Regulations under the Securities Act, we hereby apply for the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the Registration Statement. We respectfully request that you grant this application and order the Registration Statement withdrawn pursuant to Rule 477 immediately or at the earliest practicable date.

        The Registration Statement was filed in connection with our unsolicited exchange offer for the shares of common stock of Advocat Inc. We seek to withdraw the Registration Statement because, after further diligence and investigation, we no longer plan to pursue the unsolicited exchange offer for Advocat Inc. at the present time. We confirm that no securities have been issued or sold pursuant to the Registration Statement, and we understand that the registration fee previously paid will not be returned.

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Securities and Exchange Commission
December 28, 1998
Page 2


      If you have any questions or comments, please contact either Rick Miller
(404) 572-6787 or Eliot Robinson (404) 572-6785 of Powell, Goldstein, Frazer & Murphy LLP. OPtherwise, please contact us at your convenience regarding the granting of the consent to the requested withdrawal.



                                  Very truly yours,


                                  AVC HOLDING CORP.

                                  By: /s/ Francis J. Crosby
                                      -----------------------------------------
                                          Francis J. Crosby
                                          President and Chief Executive Officer


cc:    Nicole M. Maddrey

       Essel W. Bailey, Jr.
       Rick Miller
       Eliot W. Robinson